Exhibit 99.2

Management’s discussion and analysis

for the quarter ended March 31, 2020

5	OUR STRATEGY

7	FIRST QUARTER MARKET UPDATE

10	CONSOLIDATED FINANCIAL RESULTS

18	OUTLOOK FOR 2020

19	LIQUIDITY AND CAPITAL RESOURCES

22	FINANCIAL RESULTS BY SEGMENT

24	OUR OPERATIONS - FIRST QUARTER UPDATES

26	QUALIFIED PERSONS

26	ADDITIONAL INFORMATION

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended March 31, 2020 (interim financial statements). The information is based on what we knew as of April 30, 2020 and updates our annual MD&A included in our 2019 annual report.

As you review this MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2019 and annual MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form (AIF), on our website at cameco.com, on SEDAR at sedar.com or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States (US) securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

•

It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed on page 3, which may prove to be incorrect.

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Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our annual information form, and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

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Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this MD&A

•	the discussion under the heading Our strategy, including for uranium production, purchases, sales, contracting, and prices, our ability to self-manage risk and to address environmental, social, and governance risks and opportunities

•	the discussion under the heading Our response to Coronavirus (COVID-19), including monitoring and following guidance of relevant health authorities, ensuring a safe working environment, resumption of outlook information when we have a sufficient basis, expected business resiliency and ability to self-manage risk, including the financial capacity to manage disruptions caused by COVID-19 without drawing upon our credit facility, views on uranium supply, demand, and 2020 deliveries, meeting customers delivery needs, and offsetting near-term costs we incur as a result of the current disruptions to our business

•	our expectations about 2020 and future global uranium supply, consumption, demand, and the role of nuclear power, including the discussion under the heading First quarter market update

•	the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, including that the Tax Court of Canada’s (Tax Court) ruling will be upheld on appeal, the timing of an appeal decision, application to subsequent tax years, and our estimate of the amount and timing of expected cash taxes and transfer pricing penalties and the amount of the disbursements award
•	the discussion under the heading Outlook for 2020, including, expected business resiliency and ability to self-manage risk, including the financial capacity to manage disruptions caused by COVID-19 without drawing upon our credit facility, views on uranium supply, demand and purchases, meeting customers delivery needs, and offsetting near-term costs we incur as a result of the current disruptions to our business, and our price sensitivity analysis for our uranium segment

•	the discussion under the heading Liquidity and capital resources, including sources to fund future capital requirements, expected liquidity to meet our 2020 obligations, our expectations for our uranium contract portfolio to provide a solid revenue stream and regarding our 2020 cash flow

•	our expectation that our operating and investment activities for the remainder of 2020 will not be constrained by the financial-related covenants in our unsecured revolving credit facility

•	life of mine operating cost estimates for the Cigar Lake and Inkai operations

•	our future plans and expectations for each of our uranium operating properties and fuel services operating sites

•	our expectations related to care and maintenance costs

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions or the impact of COVID-19

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, or tax rates

•	our production costs are higher than planned, or our cost reduction strategies are unsuccessful, or necessary supplies are not available, or not available on commercially reasonable terms
•	we are unsuccessful in our dispute with CRA and this results in significantly higher cash taxes, interest charges and penalties that could have a material adverse effect on us

•	we are unable to utilize letters of credit to the extent anticipated in our dispute with CRA

•	there are defects in, or challenges to, title to our properties

•	we are affected by environmental, safety and regulatory risks, including workforce health and safety and increased regulatory burdens or delays resulting from the COVID-19 pandemic or other causes

2    CAMECO CORPORATION

•	our strategies may change, be unsuccessful or have unanticipated consequences

•	our estimates and forecasts prove to be inaccurate, including purchases, deliveries, cash flow, costs, life of mine operating costs, decommissioning, reclamation expenses, or our tax expense

•	we are unable to enforce our legal rights under our existing agreements, permits or licences

•	we are subject to litigation or arbitration that has an adverse outcome, including lack of success in our dispute with CRA

•	a major accident at a nuclear power plant

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	government laws, regulations, policies, or decisions that adversely affect us, including tax and trade laws and sanctions on nuclear fuel imports

•	our uranium suppliers or purchasers fail to fulfil their commitments

•	that the suspension at the Cigar Lake mine may continue for an extended period

•	that we may face significant delays in restarting the Cigar Lake mine once we decide to do so or that there may be significant delays in restarting processing at the McCLean Lake mill

•	that the temporary shutdown of our UF6 conversion plant or our Blind River refinery may extend for longer than currently anticipated

•	that we may face significant delays in restarting our UF6 conversion plant or our Blind River refinery once we decide to do so

•	that our business may not be as resilient in recovering from disruptions caused by the COVID-19 pandemic as we expect
•	necessary permits or approvals from government authorities cannot be obtained or maintained

•	that we may be required to draw upon our credit facility to manage the disruptions caused to our business by COVID-19

•	we may be unable to successfully manage the current uncertain environment resulting from COVID-19 and its related operational, safety, marketing or financial risks successfully, including the risk of significant disruptions to our operations, workforce, required supplies or services, and ability to transport and deliver uranium

•	we may be unable to resume providing outlook information for an extended period

•	we are affected by political risks

•	we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic like COVID-19), accident or a deterioration in political support for, or demand for, nuclear energy

•	our expectations relating to care and maintenance costs prove to be inaccurate

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	our operations are disrupted due to problems with our own or our suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development and operating risks

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services, trade restrictions and that counterparties to our sales and purchase agreements will honour their commitments

•	our expectations regarding the demand for and supply of uranium

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•	that the construction of new nuclear power plants and the relicensing of existing nuclear power plants will not be more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our ability to continue to supply and deliver our products and services in the expected quantities and at the expected times
•	our ability to resume production at Cigar Lake and Orano’s ability to resume processing at their McClean Lake mill after the period of suspension

•	the period of the temporary shutdown of our UF6 conversion plant and our Blind River refinery

•	our ability to resume production at our UF6 conversion plant and our Blind River refinery

•	the ability of our business to recover from the disruptions caused by COVID-19 and to offset the costs of the current disruptions to our business in the future

•	our ability to manage the disruptions to our business caused by COVID-19 without drawing upon our credit facility

•	our ability to successfully manage the current uncertain environment resulting from COVID-19 and its related operational, marketing and financial risks successfully

•	our ability to resume providing outlook information in the future

•	that care and maintenance costs will be as expected

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•	our expectations regarding costs (including life of mine operating costs for Cigar Lake and Inkai), tax rates and payments, royalty rates, currency exchange rates and interest rates

•	our expectations about the outcome of our dispute with CRA, including that the Tax Court ruling will be upheld on appeal

•	we are able to utilize letters of credit to the extent anticipated in our dispute with CRA

•	our decommissioning and reclamation expenses, including the assumptions upon which they are based, are reliable
•	our and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, outbreak of illness (such as a pandemic like COVID-19), governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies or other development or operating risks

4    CAMECO CORPORATION

Our strategy

We are a pure-play nuclear fuel supplier, focused on providing a clean source of energy, and taking advantage of the long-term growth we see coming in our industry. Our strategy is to focus on our tier-one assets and profitably produce at a pace aligned with market signals in order to preserve the value of those assets and increase long-term shareholder value, and to do that with an emphasis on safety, people and the environment.

We have been executing our strategy on three fronts – operational, marketing and financial. We have undertaken a number of deliberate and disciplined actions: we have cut production below our committed sales level, we are actively purchasing material on the spot market to meet our sales commitments, we are focused on protecting and extending the value of our contract portfolio, and we are efficiently managing the company in a low price environment. As a result, our balance sheet is strong, and we are well-positioned to self-manage risk.

We evaluate our strategy in the context of our market environment and continue to adjust our actions in accordance with the following marketing framework:

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First, we will not produce from our tier-one assets to sell into an oversupplied spot market. We will not produce from these assets unless we can commit our tier-one pounds under long-term contracts that provide an acceptable rate of return for our owners.

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Second, we do not intend to build up an inventory of excess uranium. Excess inventory serves to contribute to the sense that uranium is abundant and creates an overhang on the market, and it ties up working capital on our balance sheet.

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Third, in addition to our committed sales, we will capture demand in the market where we think we can obtain value. We will take advantage of opportunities the market provides, where it makes sense from an economic, logistical and strategic point of view. Those opportunities may come in the form of spot, mid-term or long-term demand, and will be additive to our current committed sales.

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Fourth, once we capture demand, we will decide how to best source material to satisfy that demand. Depending on the timing and volume of our production, purchase commitments, and our inventory volumes, this means we will be active buyers in the market in order to meet our demand obligations.

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And finally, in general, if we choose to source material to meet demand by purchasing it, we expect the price of that material will be more than offset by the leverage to market prices in our sales portfolio over a rolling 12-month period.

In addition to this framework, our contracting decisions always factor in who the customer is, our desire for regional diversification, the product form, and logistical factors.

Our uranium and fuel services products are used around the world in the generation of safe, carbon-free, affordable, base-load nuclear energy. As we seek to energize a clean-air world, we will do so in a manner that reflects our values. We are committed to identifying and addressing the environmental, social and governance (ESG) risks and opportunities that we believe may have a significant impact on our ability to add long-term value.

You can read more about our strategy in our 2019 annual MD&A.

Our response to Coronavirus (COVID-19)

We are closely monitoring the developments related to the outbreak of COVID-19. The situation is evolving rapidly, and our first priority is to protect the health and well-being of our employees, their families, and their communities. All aspects of our Corporate Crisis Management Plan, our Pandemic Plan, as well as our various Local and Corporate Business Continuity Plans have been fully activated and are in effect across our global operations.

Following the precautions and restrictions enacted by all levels of government where we operate, and considering the unique circumstances at each of our operating sites, we have proactively implemented a number of measures and made a number of decisions to ensure a safe working environment for all our employees. We have:

•	asked employees at corporate office to work remotely from home

•	asked that all meetings be conducted by phone or videoconference where possible

•	suspended all business travel

•	restricted non-essential contractors, visitors and deliveries at all locations

•	put in place screening protocols for access to our facilities that align with the directives of government and public health authorities

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•	implemented a number of additional protective measures in the workplace, including increased sanitization and physical distancing

•	suspended work on the Vision in Motion (VIM) project in Port Hope

•	suspended production, in conjunction with Orano, at the Cigar Lake mine for an indeterminate period

•	temporarily suspended production for approximately four weeks at the Port Hope UF6 conversion facility and at the Blind River refinery

•	set up COVID-19 Relief Funds totaling $1.25 million to support our northern Saskatchewan and Ontario communities impacted by the virus

We will continue to actively monitor the situation and closely follow the guidance of the relevant health authorities where we operate.

In addition to the operational changes we have made, on April 7, 2020, JSC National Atomic Company “Kazatomprom” (Kazatomprom), announced that it was reducing operational activities across all uranium mines in Kazakhstan for an expected period of three-months. The reduction in activity is expected to impact production at Inkai, of which we have a 40% minority interest in.

The proactive decisions we have made to protect our employees and to help slow down the spread of the COVID-19 virus are necessary decisions and are consistent with our values.

Despite the disruptions to our business as a result of the COVID-19 pandemic, we expect our business to be resilient. Our deliveries to-date have not been materially impacted and we do not currently expect there will be a material impact on our remaining 2020 deliveries. However, given the rapidly developing COVID-19 pandemic and the number of moving pieces it creates, on April 13, 2020, we withdrew our outlook for 2020. We do not expect to resume providing outlook information until we have a sufficient basis to do so.

With many governments and communities declaring states of emergency in their jurisdictions, our utility customers’ nuclear power plants are part of the critical infrastructure needed to guarantee the availability of 24-hour electricity to run hospitals, care facilities, and other essential services. So our customers are going to need uranium. As a reliable, independent, commercial supplier, we will continue to work with our customers to help meet their delivery needs.

The COVID-19 pandemic has disrupted global uranium production adding to the supply curtailments that have occurred in the industry for many years. The duration and extent of these disruptions are still unknown, but the uranium market has started to respond. The uranium spot price has increased by more than 35% since we announced the first disruption at Cigar Lake on March 23, 2020.

In this environment, we believe the risk to uranium supply is greater than the risk to uranium demand and expect it will create a renewed focus on ensuring availability of long-term supply to fuel nuclear reactors. Over time, we expect this renewed focus on security of supply will provide the market signals producers need, and will help offset any near-term costs we may incur as a result of the current disruptions to our business.

Our balance sheet remains strong, and we believe we are well positioned to self-manage risk. Thanks to the disciplined execution of our strategy on all three fronts – operational, marketing and financial – we expect to have the financial capacity to manage the disruptions to our operations caused by COVID-19. As of March 31, 2020, we had $1.2 billion in cash and short term investments and $1 billion in long-term debt with maturities in 2022, 2024 and 2042. In addition, we have a $1.0 billion undrawn credit facility. We expect our cash balances and operating cash flows to meet our capital requirements during 2020, therefore, we do not anticipate drawing on our credit facility.

For over 30 years, as part of our commitment to identifying and addressing the ESG risks and opportunities that could affect the long-term sustainability of our company, we have been working with our communities to improve the health and well-being of our employees and their families, and support local business development. In these uncertain times we will need to continue to work together to build on the strong foundation we have already established.

6    CAMECO CORPORATION

First quarter market update

Economic realities, government-driven trade policies, and, more recently, the outbreak of COVID-19 are having an impact on the security of supply in our industry. In addition to the decisions many producers, including the lowest-cost producers, have made to preserve long-term value by leaving uranium in the ground, we have seen a number of unplanned supply disruptions related to the impact of the COVID-19 virus on uranium mining and processing activities. Adding to security of supply concerns is the role of commercial and state-owned entities in the uranium market, and the disconnect between where uranium is produced and where it is consumed. Nearly 80% of primary production is in the hands of state-owned enterprises, after taking into account the cuts to primary production that have occurred over the last several years. Furthermore, almost 90% of primary production comes from countries that consume little-to-no uranium, and 90% of uranium consumption occurs in countries that have little-to-no primary production. As a result, government-driven trade policies can be particularly disruptive for the uranium market. Some of the more significant supply developments in the quarter and to-date are:

•	The suspension of uranium production at the Cigar Lake mine and McClean Lake mill for an indeterminate period – prior to the suspension, annual production was expected to be 18 million pounds in 2020.

•	The initial four-week suspension of production at the Blind River refinery and the Port Hope UF6 conversion facility.

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The announcement by Kazatomprom that it was reducing operational activities across all uranium mines in Kazakhstan for an expected period of three months due to the risks posed by the COVID-19 pandemic. According to Kazatomprom, this decision will result in a lower level of wellfield development activity and, as a result, an estimated reduction of up to 17.5% in total planned uranium production in Kazakhstan for 2020.

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In late March, the government of Namibia haIted mining activities to curb the spread of the COVID-19 outbreak, but has recently allowed for normal mining operations to resume, subject to appropriate public health measures being put in place. The potential impact on production from the Rossing uranium mine and Husab uranium mine is not known.

•	Energy Resources of Australia placed a temporary suspension on in-bound workers from Darwin to its Ranger uranium mine in Australia’s Northern Territory.

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In the US, which has the largest fleet of nuclear reactors in the world, the US Nuclear Fuel Working Group (NFWG) was established to further analyze the state of nuclear fuel production in the US. This action followed the determination by the President of the United States under Section 232 of the Trade Expansion Act that imports of foreign uranium do not constitute a national security threat, and that new restrictions on imports were not required. The NFWG released its report on April 23, 2020. The report highlights the challenges posed by the strategic policies of state-owned enterprises and outlines a comprehensive strategy that includes policy recommendations on Executive, Congressional, and regulatory actions. These actions are intended to enhance the positive attributes of nuclear power, revive the capabilities of the uranium mining, milling and conversion industries, strengthen US technology, and drive US exports, while assuring consistency with the US non-proliferation objectives and supporting national security. Funding for many of the recommendations, including the proposed Strategic Uranium Reserve, will require funding from Congress.

The demand gap left by forced and premature nuclear reactor shut-downs since March of 2011 has been filled. According to the International Atomic Energy Agency (IAEA) five new reactors began commercial operation in 2019, and 53 reactors are under construction. With a number of reactor construction projects recently approved, and many more planned, the demand for uranium is growing. This growth is largely occurring in Asia and the Middle East. Some of this growth is tempered by early reactor retirements, plans for reduced reliance on nuclear, or phase-out policies in other regions. In addition, COVID-19 is expected to have a negative impact on global energy demand in the near term. However, there is growing recognition of the role nuclear power must play in providing safe, reliable, affordable carbon-free baseload electricity and achieving a low-carbon economy. In addition, with many governments and communities declaring states of emergency in their jurisdictions during the COVID-19 pandemic, they will look to nuclear plants as part of the critical infrastructure needed to guarantee the availability of 24-hour power to run hospitals, care facilities, clinics, and communities. Some of the more significant demand developments in the quarter and to-date are:

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In response to the COVID-19 pandemic, the US Nuclear Regulatory Commission (NRC) has issued several updated guidelines. The regulator has modified certain rules and taken steps to allow for maintained operations while ensuring continued plant safety.

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Guidance has been issued by the US Department of Homeland Security regarding “Critical Infrastructure Workers” in relation to the COVID-19 response. This includes those workers required to maintain operations at US nuclear power plants and fuel suppliers.

2020 FIRST QUARTER REPORT    7

•	The NRC granted a subsequent licence extension to 80 years for Exelon’s Peach Bottom units 2 and 3 in Pennsylvania.

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Southern Company in Georgia reported several construction milestones at the Vogtle 3 and 4 project including the final containment vessel top head being lifted into place. The project is about 84% complete and until recently was targeting an in-service date of November 2021, but could now see delays related to the impact of the COVID-19 pandemic.

•

Arizona Public Service, which operates the Palo Verde nuclear plant, announced a new goal to deliver 100% carbon-free electricity by 2050. Nearer term, the goal is 65% carbon free by 2030 by retiring all coal-fired assets by 2031.

•	Long-term energy plans aimed at reducing carbon emissions were issued in Maryland, New Jersey, and Illinois and all identify nuclear power as having an important role to play.

•

Energy Harbor (previously FirstEnergy Solutions, which emerged from bankruptcy) reversed a decision to close the Beaver Valley nuclear power plant in Pennsylvania in 2021, citing its impact in reducing emissions.

•	Three nuclear reactors shut down at the end of 2019: EnBW’s Philippsburg unit 2 in Germany, BKW’s Mühleberg in Switzerland, and Vattenfall’s Ringhals unit 2 in Sweden.

•	EDF’s Fessenheim unit 1 in France was permanently closed in February. Unit 2 is expected to be shut down on June 30.

•	Russia achieved record electricity generation in 2019 from its nuclear power plants with over 209 billion kWh, increasing the share of nuclear generation in the country to 19%.

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Tohoku EPC’s application to restart unit 2 of the Onagawa nuclear power plant has been approved by the Japan Nuclear Regulation Authority. The utility now must complete upgrades estimated at $3 billion before the unit can operate.

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COVID-19 has resulted in China’s National People’s Congress being postponed. This is the highest-level meeting in Chinese politics, where many policy areas are officially approved, including nuclear power policy.

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In late December 2019, China General Nuclear Power Group began construction on Huizhou Taipingling unit 1, the new HPR-1000. This followed the construction start in October 2019 at China National Nuclear Company’s (CNNC) Zhangzhou 1, an HPR-1000.

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In Pakistan at the Karachi 3 nuclear power plant, CNNC completed installation of major internal reactor structures. Those for unit 2 were installed in January 2019. The units are scheduled for commercial operation in 2021 and 2022 respectively, and are of significance as they are the first export of China’s HPR-1000 design.

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On April 8, Teollisuuden Voima Oyj stated that it applied for approval from Finland’s Radiation and Nuclear Safety Authority to load fuel into the new Olkiluoto 3 EPR. The utility expects that it will be a few months before it obtains the necessary regulatory approval for fuel loading.

Caution about forward-looking information relating to the nuclear industry

This discussion of our expectations for the nuclear industry, including its growth profile, uranium supply and demand, and reactor growth is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

8    CAMECO CORPORATION

Industry prices at quarter end

	MAR 31 2020	DEC 31 2019	SEP 30 2019	JUN 30 2019	MAR 31 2019	DEC 31 2018
Uranium ($US/lb U3O8)[1]
Average spot market price	27.35	24.93	25.68	24.60	25.33	27.75
Average long-term price	32.50	32.50	31.50	31.50	32.00	32.00
Fuel services ($US/kgU as UF6)[1]
Average spot market price
North America	22.25	22.13	20.25	18.25	14.75	13.50
Europe	22.00	22.00	20.00	18.00	14.75	13.88

Average long-term price
North America	18.00	18.13	17.88	16.38	15.50	16.00
Europe	17.88	17.88	17.50	16.38	15.50	16.25

Note: the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and UxC LLC (UxC)

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for the first quarter of 2020 was over 18 million pounds, similar to the first quarter of 2019. With the magnitude of the announced COVID-19 pandemic-related uranium supply disruptions on 2020 global production not yet fully known, there has been increased activity emerging in the spot market from producers, financial players and some utilities. March saw a monthly record number of spot U3O8 transactions at 76 deals, totaling roughly 9 million pounds, according to UxC. At March 31, 2020, the average reported spot price was $27.35 (US) per pound, up $2.42 (US) per pound from the previous quarter. On April 27, 2020, the average reported spot price had increased by more than 20%, to $32.98 (US) per pound compared to the end of March.

Long-term contracts usually call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including fixed prices escalated over the term of the contract, and market referenced prices quoted near the time of delivery. The volume of long-term contracting reported by UxC for the first three months of 2020 was about 19 million pounds compared to about 14 million pounds reported over the same period in 2019. While the volume is up from a year ago, the focus of many nuclear utilities during the quarter was on ensuring their plants were prepared for the COVID-19 pandemic and their business continuity plans were safely implemented. It is too soon to say how the announced supply disruptions related to COVID-19 may impact long-term contracting activity. The average reported long-term price at the end of the quarter was $32.50 (US) per pound, unchanged from last quarter.

Both spot and long-term UF6 conversion prices remained relatively flat in the North American and European markets. For North American delivery, the average reported spot price at the end of the quarter was $22.25 (US) per kilogram uranium as UF6 (US/kgU as UF6), up $0.12 (US) from the previous quarter. Long-term UF6 conversion prices finished the quarter at $18.00 (US/kgU as UF6), down $0.13 (US) from the previous quarter.

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Shares and stock options outstanding

At April 28, 2020, we had:

•   395,797,732 common shares and one Class B share outstanding

•   8,565,226 stock options outstanding, with exercise prices ranging from $11.32 to $26.81

Dividend

Our board of directors have planned an annual dividend of $0.08 per common share. The decision to declare an annual dividend by our board is based on our cash flow, financial position, strategy and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

Consolidated financial results

HIGHLIGHTS	THREE MONTHS ENDED MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2020	2019	CHANGE
Revenue	346	298	16%
Gross profit	35	17	>100%
Net losses attributable to equity holders	(19)	(18)	(6)%
$ per common share (basic)	(0.05)	(0.05)	—
$ per common share (diluted)	(0.05)	(0.05)	—
Adjusted net earnings (losses) (non-IFRS, see page 11)	29	(33)	>100%
$ per common share (adjusted and diluted)	0.07	(0.08)	>100%
Cash provided by operations (after working capital changes)	182	80	>100%

10    CAMECO CORPORATION

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 11) in the first quarter of 2020, compared to the first quarter of 2019.

		THREE MONTHS ENDED MARCH 31
	($ MILLIONS)	IFRS	ADJUSTED
	Net losses – 2019	(18)	(33)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Higher sales volume	(1)	(1)
	Lower realized prices ($US)	(5)	(5)
	Foreign exchange impact on realized prices	(3)	(3)
	Lower costs	17	17

	Change – uranium	8	8

Fuel services	Higher sales volume	1	1
	Higher realized prices ($Cdn)	8	8

	Change – fuel services	9	9

Other changes
	Lower administration expenditures	2	2
	Change in reclamation provisions	8	—
	Higher earnings from equity-accounted investee	2	2
	Change in gains or losses on derivatives	(83)	10
	Change in foreign exchange gains or losses	51	51
	Change in income tax recovery or expense	(7)	(29)
	Other	9	9

	Net earnings (losses) – 2020	(19)	29

See Financial results by segment beginning on page 22 for more detailed discussion.

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for reclamation provisions for our Rabbit Lake and US operations, which had been impaired, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

2020 FIRST QUARTER REPORT    11

The following table reconciles adjusted net earnings with net earnings for the first quarter of 2020 and compares it to the same period in 2019.

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2020	2019
Net losses attributable to equity holders	(19)	(18)

Adjustments
Adjustments on derivatives	70	(23)
Reclamation provision adjustments	(6)	2
Income taxes on adjustments	(16)	6

Adjusted net earnings (losses)	29	(33)

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 7 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Quarterly trends

HIGHLIGHTS	2020	2019				2018
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	346	874	303	388	298	831	488	333
Net earnings (losses) attributable to equity holders	(19)	128	(13)	(23)	(18)	160	28	(76)
$ per common share (basic)	(0.05)	0.32	(0.03)	(0.06)	(0.05)	0.40	0.07	(0.19)
$ per common share (diluted)	(0.05)	0.32	(0.03)	(0.06)	(0.05)	0.40	0.07	(0.19)
Adjusted net earnings (losses) (non-IFRS, see page 11)	29	94	(2)	(18)	(33)	202	15	(28)
$ per common share (adjusted and diluted)	0.07	0.24	(0.01)	(0.04)	(0.08)	0.51	0.04	(0.07)
Cash provided by (used in) operations (after working capital changes)	182	274	232	(59)	80	57	278	57

12    CAMECO CORPORATION

Key things to note:

•	our financial results are strongly influenced by the performance of our uranium segment, which accounted for 72% of consolidated revenues in the first quarter of 2020

•

the timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to seasonal variability

•

net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 11 for more information).

•	cash from operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments

The following table compares the net earnings and adjusted net earnings for the first quarter to the previous seven quarters.

HIGHLIGHTS ($ MILLIONS EXCEPT PER SHARE AMOUNTS)	2020	2019				2018
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net earnings (losses) attributable to equity holders	(19)	128	(13)	(23)	(18)	160	28	(76)

Adjustments
Adjustments on derivatives	70	(18)	9	(17)	(23)	47	(24)	20
Reclamation provision adjustments	(6)	(26)	3	24	2	10	5	44
Income taxes on adjustments	(16)	10	(1)	(2)	6	(15)	6	(16)

Adjusted net earnings (losses) (non-IFRS, see page 11)	29	94	(2)	(18)	(33)	202	15	(28)

Corporate expenses

ADMINISTRATION

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2020	2019	CHANGE
Direct administration	30	30	—
Stock-based compensation	4	6	(33)%

Total administration	34	36	(6)%

Direct administration costs were unchanged at $30 million for the first quarter of 2020 compared to the same period last year. Stock-based compensation expenses were $2 million lower from the first quarter of 2019 primarily due to the grant of restricted share units in place of stock options in 2020. See note 15 to the financial statements.

EXPLORATION

In the first quarter, uranium exploration expenses were $4 million, unchanged from the first quarter of 2019.

INCOME TAXES

We recorded an income tax expense of $7 million in the first quarter of 2020, compared to an expense of $0.5 million in the first quarter of 2019.

On an adjusted basis, we recorded an income tax expense of $23 million this quarter compared to a recovery of $6 million in the first quarter of 2019. In 2020, we recorded earnings of $86 million in Canada compared to losses of $4 million in 2019, while we recorded losses of $34 million in foreign jurisdictions compared to losses of $35 million last year.

2020 FIRST QUARTER REPORT    13

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2020	2019
Pre-tax adjusted earnings[1]
Canada	86	(4)
Foreign	(34)	(35)

Total pre-tax adjusted earnings	52	(39)

Adjusted income taxes[1]
Canada	18	(2)
Foreign	5	(4)

Adjusted income tax expense (recovery)	23	(6)

[1]

Pre-tax adjusted earnings and adjusted income taxes are non-IFRS measures. Our IFRS-based measures have been adjusted by the amounts reflected in the table in adjusted net earnings (non-IFRS measure on page 11).

TRANSFER PRICING DISPUTE

Tax Court of Canada decision

On September 26, 2018, the Tax Court of Canada (Tax Court) ruled unequivocally in our favour in our case with the Canada Revenue Agency (CRA) for the 2003, 2005 and 2006 tax years.

The Tax Court ruled that our marketing and trading structure involving foreign subsidiaries and the related transfer pricing methodology used for certain intercompany uranium purchase and sale agreements were in full compliance with Canadian laws for the three tax years in question. While the decision applies only to the three tax years under dispute, we believe there is nothing in the decision that would warrant a materially different outcome for subsequent tax years.

The Tax Court has referred the matter back to the Minister of National Revenue in order to issue new reassessments for the 2003, 2005 and 2006 tax years in accordance with the Tax Court’s decision. The total tax amount reassessed for those tax years was $11 million, and we remitted 50%. Therefore, we expect to receive refunds totaling about $5.5 million plus interest. The timing for the revised reassessments along with refunds plus interest may be delayed pending the outcome of the appeal. For further information regarding the appeal, see Appeals process below.

On April 30, 2019, we announced the decision of the Tax Court in our application to recover costs in the amount of about $38 million ($20.5 million for legal fees and $17.9 million in disbursements), which were incurred over the course of this case. The Tax Court awarded $10.25 million in legal fees incurred, plus an amount for disbursements, which is yet to be determined. The amount of the award for disbursements will be determined by an officer of the Tax Court. We are optimistic we will recover all, or substantially all, of the $17.9 million in disbursements. Timing of any payments under the cost award is uncertain. The CRA has asked for the cost award to be overturned and to recover its costs should it be successful in the appeals process.

14    CAMECO CORPORATION

Appeals process

On October 25, 2018, CRA filed a notice of appeal with the Federal Court of Appeal. In its notice of appeal, CRA did not appeal the Tax Court’s finding that sham was not present, but did appeal the Tax Court’s interpretation and application of the transfer pricing provisions in section 247 of the Income Tax Act. CRA filed its written submissions with the Federal Court of Appeal on May 31, 2019. In its written submission, CRA repeated its trial argument that the transactions should be recharacterized because arm’s length persons would not have entered into the various agreements that underpin the marketing and trading structure. CRA’s alternate argument was that the terms (focused on pricing) of these agreements would have been significantly different if these agreements had been made between arm’s length persons. CRA argued that either approach should result in the disputed reassessments being upheld in their totality.

The Federal Court of Appeal hearing was held on March 4, 2020, and we anticipate that we will receive a decision in 2020. We believe there is nothing in the Tax Court’s decision that would warrant a materially different outcome from the Federal Court of Appeal or on further appeal.

The decision of the Federal Court of Appeal can be appealed to the Supreme Court of Canada, but only if the Supreme Court of Canada agrees to hear the appeal. The request to appeal a decision of the Federal Court of Appeal to the Supreme Court of Canada must be made within 60 days of issuance of a Federal Court of Appeal decision.

In the event that either party appeals the Federal Court of Appeal decision, it would likely take about two years from the date the Federal Court of Appeal decision is issued to receive a decision from the Supreme Court of Canada should that court hear the appeal.

We expect to incur additional costs during the appeal process, and in connection with potential reassessments of subsequent years. There could also be costs incurred if a negotiated resolution with CRA is sought or achieved.

Potential exposure based on CRA appeal

Since 2008, CRA has disputed our marketing and trading structure and the related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements. To date, we have received notices of reassessment for our 2003 through 2013 tax years. While the Tax Court has ruled unequivocally in our favour for the 2003, 2005 and 2006 tax years, and we believe there is nothing in the decision that would warrant a materially different outcome on appeal, or for subsequent tax years we will continue to report on the potential exposure as we expect it will continue to tie up our financial capacity until the dispute is finally resolved for all years.

For the years 2003 to 2013, CRA has shifted Cameco Europe Limited’s income (as recalculated by CRA) back to Canada and applied statutory tax rates, interest and instalment penalties, and, from 2007 to 2011, transfer pricing penalties. We understand CRA is currently considering whether to impose a transfer pricing penalty for 2012 and 2013. Taxes of approximately $326 million for the 2003 to 2019 years have already been paid to date in a jurisdiction outside Canada. If CRA is successful on appeal, we will consider our options under bilateral international tax treaties to limit double taxation of this income. There is a risk that we will not be successful in eliminating all potential double taxation. The income adjustments claimed by CRA in its reassessments are represented by the amounts described below.

The Canadian income tax rules include provisions that generally require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. We received the 2013 reassessment late in 2019. CRA has advised the security remitted to date is sufficient to secure the tax debts they consider owing and as such, no further security is required at this time. To date, under these provisions, after applying elective deductions, we have paid or secured the amounts shown in the table below. Of these amounts, we expect to receive refunds totaling approximately $5.5 million plus interest based on the ruling of the Tax Court. The timing of the refund may be delayed pending the outcome of the appeal.

2020 FIRST QUARTER REPORT    15

YEAR PAID ($ MILLIONS)	CASH TAXES	INTEREST AND INSTALMENT PENALTIES	TRANSFER PRICING PENALTIES	TOTAL	CASH REMITTANCE	SECURED BY LC
Prior to 2014	1	22	36	59	59	—
2014	106	47	—	153	153	—
2015	202	71	79	352	20	332
2016	51	38	31	120	32	88
2017	—	1	39	40	39	1
2018	17	40	—	57	—	57
2019	—	2	—	2	—	2
2020	—	2	—	2	—	2

Total	377	223	185	785	303	482

While we expect the Tax Court’s decision to be upheld on appeal and believe the decision should apply in principle to subsequent years, until such time as all appeals are exhausted, and a resolution is reached for all tax years in question, we will not be in a position to determine the definitive outcome of this dispute. We expect any further actions regarding the tax years 2007 through 2013 will be suspended until the three years covered under the decision are finally resolved, with the exception of the transfer pricing penalties noted above. The tax years 2014 and beyond have not yet been reassessed, and it is uncertain what approach CRA will take on audit. Despite the fact that we believe there is no basis to do so, and it is not our view of the likely outcome, CRA may continue to reassess us using the methodology it used to reassess the 2003 through 2013 tax years. In that scenario, and including the $5.7 billion already reassessed, we would expect to receive notices of reassessment for a total of approximately $8.7 billion of additional income taxable in Canada for the years 2003 through 2019, which would result in a related tax expense of approximately $2.6 billion. As well, CRA may continue to apply transfer pricing penalties to taxation years subsequent to 2011. In that case, we estimate that cash taxes and transfer pricing penalties claimed by CRA for these years would be between $1.95 billion and $2.15 billion. In addition, CRA may seek to apply interest and instalment penalties that would be material to us. While in dispute, we may be required to remit or otherwise provide security for 50% of the cash taxes and transfer pricing penalties (between $970 million and $1.07 billion), plus related interest and instalment penalties assessed, which would be material to us. However, as noted previously, CRA has informed us that no further security is required for the tax debts it considers owing at this time. We have already paid or secured $562 million in cash taxes and transfer pricing penalties and $223 million in interest and instalment penalties.

Under the Canadian federal and provincial tax rules, any amount required to be paid or secured each year will depend on the amount of income reassessed in that year and the availability of elective deductions and tax loss carryovers. CRA has to date disallowed the use of any loss carry-backs for any transfer pricing adjustment, starting with the 2008 tax year. This does not impact the anticipated income tax expense for a particular year, but does impact the timing of any required security or payment. As noted above, for amounts reassessed after 2014, as an alternative to remitting cash, we used letters of credit to satisfy our obligations related to the reassessed income tax and related interest amounts. If required, we believe we will be able to continue to provide security in the form of letters of credit to satisfy these requirements. The amounts summarized in the table below reflect actual amounts paid or secured from 2003 through 2019 along with estimated post-2019 amounts if CRA were to continue to reassess based on the scenario outlined above, and include the expected timing adjustment for the inability to use any loss carry-backs starting with the 2008 tax year. The amounts have not been adjusted to reflect the refund of approximately $5.5 million plus interest we expect to receive based on the ruling of the Tax Court. The timing of such refund may be delayed pending the outcome of the appeal. We plan to update this table annually to include the estimated impact of reassessments expected for completed years subsequent to 2019.

$ MILLIONS	2003-2019	Post-2019	TOTAL
50% of cash taxes and transfer pricing penalties paid, secured or owing in the period
Cash payments	226	185 - 235	410 - 460
Secured by letters of credit	336	225 - 275	560 - 610

Total paid[1]	562	410 - 510	970 - 1070

[1]	These amounts do not include interest and instalment penalties, which totaled approximately $223 million to March 31, 2020.

16    CAMECO CORPORATION

In light of our view of the likely outcome of the appeal, and the dispute for subsequent years, based on the Tax Court’s decision as described above, we expect to recover the amounts remitted, including the $785 million already paid or otherwise secured to date.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2 and also on the more specific assumptions and risks listed below. Actual outcomes may vary significantly.

Assumptions

•	CRA will reassess us for the years 2014 through 2019 using a similar methodology as for the years 2003 through 2013, and the reassessments will be issued on the basis we expect

•	we will be able to apply elective deductions and utilize letters of credit to the extent anticipated

•	CRA will seek to impose transfer pricing penalties (in a manner consistent with penalties charged in the years 2007 through 2011) in addition to interest charges and instalment penalties

•	we will be substantially successful in our dispute with CRA, including any appeals of the Tax Court’s decision or any decisions regarding other tax years, and we will not incur any significant tax liability resulting from the outcome of the dispute or other costs, potentially including costs associated with a negotiated resolution with CRA

•	a favourable determination by the officer of the Tax Court of the amount of our disbursements award

Material risks that could cause actual results to differ materially

•	CRA reassesses us for years 2014 through 2019 using a different methodology than for years 2003 through 2013, or we are unable to utilize elective deductions or letters of credit to the extent anticipated, resulting in the required cash payments or security provided to CRA pending the outcome of the dispute being higher than expected

•	the time lag for the reassessments for each year is different than we currently expect

•	we are unsuccessful in an appeal of the Tax Court’s decision or any decisions of the Tax Court for subsequent years, or appeals of those decisions, and the outcome of our dispute with CRA, potentially including costs associated with a negotiated resolution with CRA, results in significant costs, cash taxes, interest charges and penalties which could have a material adverse effect on our liquidity, financial position, results of operations and cash flows

•	cash tax payable increases due to unanticipated adjustments by CRA not related to transfer pricing

•	we are unable to effectively eliminate double taxation

•	an unfavourable determination of the officer of the Tax Court of the amount of our disbursements award

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. Our product purchases are denominated in US dollars, while our production costs are largely denominated in Canadian dollars. To provide cash flow predictability, we hedge a portion of our net US/Cdn exposure (e.g. total US dollar sales less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility. Our results are therefore affected by the movements in the exchange rate on our hedge portfolio, and on the unhedged portion of our net exposure.

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on economic hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the benefits of our hedging program in the applicable reporting period.

2020 FIRST QUARTER REPORT    17

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts which are currently designated to net exposures we expect in 2020 and future years, and we will recognize the gains and losses in ANE in those periods.

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains and losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid currency movement. See Non-IFRS measures on page 11.

For more information, see our 2019 annual MD&A.

At March 31, 2020:

•

The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.41 (Cdn), up from $1.00 (US) for $1.30 (Cdn) at December 31, 2019. The exchange rate averaged $1.00 (US) for $1.34 (Cdn) over the quarter.

•	The mark-to-market position on all foreign exchange contracts was a $74 million loss compared to a $4 million loss at December 31, 2019.

For information on the impact of foreign exchange on our intercompany balances, see note 16 to the financial statements.

Outlook for 2020

Despite the disruptions to our business as a result of the COVID-19 pandemic, we expect our business to be resilient. Our deliveries to-date have not been materially impacted and we do not currently expect there will be a material impact on our remaining 2020 deliveries. However, given the rapidly developing COVID-19 pandemic and the number of moving pieces it creates, on April 13, 2020, we withdrew our outlook for 2020. We do not expect to resume providing outlook information until we have a sufficient basis to do so.

With many governments and communities declaring states of emergency in their jurisdictions, our utility customers’ nuclear power plants are part of the critical infrastructure needed to guarantee the availability of 24-hour electricity to run hospitals, care facilities, and other essential services. So our customers are going to need uranium. As a reliable, independent, commercial supplier, we will continue to work with our customers to help meet their delivery needs.

The COVID-19 pandemic has disrupted global uranium production adding to the supply curtailments that have occurred in the industry for many years. The duration and extent of these disruptions are still unknown, but the uranium market has started to respond. The uranium spot price has increased by more than 35% since we announced the first disruption at Cigar Lake on March 23, 2020.

In this environment, we believe the risk to uranium supply is greater than the risk to uranium demand and expect it will create a renewed focus on ensuring availability of long-term supply to fuel nuclear reactors. Over time, we expect this renewed focus on security of supply will provide the market signals producers need and will help offset any near-term costs we may incur as a result of the current disruptions to our business.

Our balance sheet remains strong, and we believe we are well positioned to self-manage risk. Thanks to the disciplined execution of our strategy on all three fronts – operational, marketing and financial – we expect to have the financial capacity to manage the disruptions to our operations caused by COVID-19. As of March 31, 2020, we had $1.2 billion in cash and short term investments and $1.0 billion in long-term debt with maturities in 2022, 2024 and 2042. In addition, we have a $1.0 billion undrawn credit facility. We expect our cash balances and operating cash flows to meet our capital requirements during 2020, therefore, we do not anticipate drawing on our credit facility.

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

The following table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. It is designed to indicate how the portfolio of long-term contracts we had in place on March 31, 2020 would respond to different spot prices. In other words, we would realize these prices only if the contract portfolio remained the same as it was on March 31, 2020 and none of the assumptions we list below change.

18    CAMECO CORPORATION

We intend to update this table each quarter in our MD&A to reflect changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

Expected realized uranium price sensitivity under various spot price assumptions

(rounded to the nearest $1.00)

SPOT PRICES ($US/lb U3O8)	$20	$40	$60	$80	$100	$120	$140
2020	30	37	45	51	57	63	69
2021	27	40	53	60	65	69	72
2022	26	40	54	62	66	70	73
2023	28	40	53	62	66	69	72
2024	30	41	53	60	62	63	63

The table illustrates the mix of long-term contracts in our March 31, 2020 portfolio, and is consistent with our marketing strategy. It has been updated to reflect contracts entered into up to March 31, 2020.

Our portfolio includes a mix of fixed-price and market-related contracts, which we target at a 40:60 ratio. Those that are fixed at higher prices or have high floor prices will yield prices that are higher than current market prices.

For 2020, the expected volume of remaining spot purchases is higher than the volume of planned deliveries that are tied to market prices. As a result, our adjusted net earnings and cash flow are expected to move in the opposite direction from the uranium spot price. However, the impact on adjusted net earnings is expected to be very small with cash flow expected to be more sensitive to price changes. Cash inflows from uranium deliveries are expected to be relatively less sensitive to an increase in the spot price than cash outflows from uranium purchases.

Our portfolio is affected by more than just the spot price. We made the following assumptions (which are not forecasts) to create the table:

Sales

•	sales volumes on average of 19 million pounds per year, with commitment levels in 2020 and 2021 higher than in 2022 through 2024.

•	excludes sales between our segments

Deliveries

•	deliveries include best estimates of requirements contracts and contracts with volume flex provisions

Annual inflation

•	is 2% in the US

Prices

•	the average long-term price indicator is the same as the average spot price for the entire year (a simplified approach for this purpose only). Since 1996, the long-term price indicator has averaged 20% higher than the spot price. This differential has varied significantly. Assuming the long-term price is at a premium to spot, the prices in the table will be higher.

Liquidity and capital resources

Our financial objective is to ensure we have the cash and debt capacity to fund our operating activities, investments and other financial obligations. We have a number of alternatives to fund future capital requirements, including using our operating cash flow, drawing on our existing credit facilities, entering new credit facilities, and raising additional capital through debt or equity financings. We are always considering our financing options so we can take advantage of favourable market conditions when they arise. However, as part of our strategy, our financial focus has been on strengthening our balance sheet and we do not expect that we will need to draw on our revolving credit facility in 2020. Due to the deliberate cost reduction measures implemented over the past five years, the reduction in our dividend, and the drawdown of inventory in 2018 as a result of the suspension of production at our McArthur River/Key Lake operation, we have significant cash balances and as such we expect that we have more than sufficient liquidity to meet our 2020 obligations.

As of March 31, 2020, we had cash and short-term investments of $1.2 billion, while our total debt amounted to $1 billion.

In addition, we have large, creditworthy customers that continue to need uranium even during weak economic conditions, and we expect the uranium contract portfolio we have built to continue to provide a solid revenue stream. From 2020 through 2024, we have commitments to deliver an average of 19 million pounds per year, with commitment levels in 2020 and 2021 higher than in 2022 through 2024.

2020 FIRST QUARTER REPORT    19

In the current uncertain environment, we continue to focus on preserving the value of our tier-one assets and reducing our operating, capital and general and administrative spending. We expect to continue to generate cash from operations however, the amount of cash generated will be dependent on the timing and magnitude of our purchasing activity and any costs associated with the suspension of our operations, therefore, cash balances may fluctuate throughout the year.

In 2018, we received a favourable ruling from the Tax Court in our case with CRA for the 2003, 2005 and 2006 tax years. On March 4, 2020, the Federal Court of Appeal hearing took place, and we anticipate that we will receive a decision in 2020. We believe there is nothing in the Tax Court’s decision that would warrant a materially different outcome from the Federal Court of Appeal or on further appeal, and we believe the ruling should apply in principle to subsequent tax years. However, until such time as all appeals are exhausted, and a resolution is reached for all tax years in question, in accordance with Canadian income tax rules we may be required to remit or otherwise secure 50% of any cash taxes plus related interest and penalties CRA may continue to reassess, even though we believe there is no basis for them to do so. See page 14 for more information. In the above scenario, the table on page 16 provides the amount and timing of the cash taxes and transfer pricing penalties paid or secured to date. In addition, it provides an estimate of the amounts we may potentially have to pay or secure upfront if CRA continues to reassess us using the same methodology it reassessed the 2003 to 2013 tax years. The timing of these amounts is uncertain.

CASH FROM/USED IN OPERATIONS

Cash provided by operations was $102 million higher this quarter than in the first quarter of 2019 due to a decrease in working capital requirements, which provided $48 million more in 2020 than in 2019, as well as a decrease in income taxes paid and the receipt of dividends from JV Inkai.

INVESTING ACTIVITIES

Capital spending

Given the rapidly developing COVID-19 pandemic and the number of moving pieces it creates, on April 13, 2020, we withdrew our outlook for capital spending for 2020 and are now doing so for 2021 and 2022. We do not expect to resume providing outlook information until we have a sufficient basis to do so.

FINANCING ACTIVITIES

We use debt to provide additional liquidity. We have sufficient borrowing capacity with unsecured lines of credit totalling about $2.7 billion at March 31, 2020, unchanged from December 31, 2019. At March 31, 2020, we had approximately $1.6 billion outstanding in financial assurances, up from $1.5 billion at December 31, 2019. At March 31, 2020, we had no short-term debt outstanding on our $1.0 billion unsecured revolving credit facility, unchanged from December 31, 2019. This facility matures November 1, 2023.

Long-term contractual obligations

Since December 31, 2019, there have been no material changes to our long-term contractual obligations. Please see our 2019 annual MD&A for more information.

Debt covenants

We are bound by certain covenants in our unsecured revolving credit facility. The financially related covenants place restrictions on total debt, including guarantees. As at March 31, 2020, we met these financial covenants and do not expect our operating and investment activities for the remainder of 2020 to be constrained by them.

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at March 31, 2020:

•	purchase commitments

•	financial assurances

•	other arrangements

20    CAMECO CORPORATION

Purchase commitments

We make purchases under long-term contracts where it is beneficial for us to do so and in order to support our long-term contract portfolio. The following table is based on our purchase commitments in our uranium and fuel services segments, as well as commitments previously contracted by NUKEM, at March 31, 20202 but does not include purchases of our share of Inkai production. These commitments include a mix of fixed-price and market-related contracts. Actual payments will be different as a result of changes to our purchase commitments and, in the case of contracts with market-related pricing, the market prices in effect at the time of delivery. We will update this table as required in our MD&A to reflect material changes to our purchase commitments and changes in the prices used to estimate our commitments under market-related contracts.

		2021 AND	2023 AND	2025 AND
MARCH 31 ($ MILLIONS)	2020	2022	2024	BEYOND	TOTAL
Purchase commitments[1,2]	394	185	131	261	971

[1]	Denominated in US dollars and Japanese yen, as of March 31, 2020 converted from US dollars to Canadian dollars at the rate of $1.35 and from Japanese yen to Canadian dollars at the rate of $0.01.
[2]	These amounts have been adjusted for any additional purchase commitments that we have entered into since March 31, 2020, but does not include deliveries taken under contract since March 31, 2020.

Our purchase commitments of about $971 million include the following:

•	approximately 22 million pounds of U3O8 equivalent from 2020 to 2028

•	about 0.1 million Separative Work Units (SWU) of enrichment services to meet existing forward sales commitments under agreements with a non-Western supplier

The suppliers do not have the right to terminate agreements other than pursuant to customary events of default provisions.

Financial assurances

At March 31, 2020, our financial assurances totaled $1.6 billion, up from $1.5 billion at December 31, 2019. The increase was due to foreign exchange impacts as the US dollar strengthened at the end of the quarter.

Other arrangements

We have arranged for standby product loan facilities with three different counterparties. The arrangements allow us to borrow up to 1.2 million kgU of UF6 conversion services over the period 2020 to 2022 with repayment in kind up to March 31, 2023. Under the loan facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 2.0%. During the quarter, we drew 0.5 million kgU on the loans.

BALANCE SHEET

($ MILLIONS)	MAR 31, 2020	DEC 31, 2019	CHANGE
Cash, cash equivalents and short-term investments	1,235	1,062	16%
Total debt	997	997	—
Inventory	348	321	8%

Total cash, cash equivalents and short-term investments at March 31, 2020 were $1.2 billion, or 16% higher than at December 31, 2019 primarily due to cash from operations of $182 million, partially offset by capital expenditures of $19 million. Net debt at March 31, 2020 was negative $238 million since we have a higher cash balance than we have debt.

Total product inventories are $348 million compared to $321 million at the end of 2019. Inventories increased as sales were lower than production and purchases in the first three months of the year. The average cost for uranium has increased to $33.54 per pound compared to $33.41 per pound at December 31, 2019. As of March 31, 2020, we held an inventory of 6.5 million pounds of U3O8 equivalent (excluding broken ore). Inventory varies from quarter to quarter depending on the timing of production, purchases and sales deliveries in the year.

2020 FIRST QUARTER REPORT    21

Financial results by segment

Uranium

				THREE MONTHS
				ENDED MARCH 31
HIGHLIGHTS				2020	2019	CHANGE
Production volume (million lbs)				2.1	2.4	(13)%
Sales volume (million lbs)				6.0	4.8	25%
Average spot price	($	US/lb	)	25.59	27.41	(7)%
Average long-term price	($	US/lb	)	32.50	32.00	2%
Average realized price	($	US/lb	)	31.39	32.05	(2)%
	($	Cdn/lb	)	41.44	42.80	(3)%
Average unit cost of sales (including D&A)	($	Cdn/lb	)	40.63	43.44	(6)%
Revenue ($ millions)				248	207	20%
Gross profit (loss) ($ millions)				5	(3)	(267)%
Gross profit (loss) (%)				2	(1)	(300)%

FIRST QUARTER

Production volumes this quarter were 13% lower compared to the first quarter of 2019. See Uranium 2020 Q1 updates starting on page 24 for more information.

Uranium revenues this quarter were up 20% compared to 2019 due to an increase in sales volumes of 25% partially offset by a decrease of 3% in the Canadian dollar average realized price. While the average spot price for uranium decreased by 7% compared to the same period in 2019, our average realized price was only 3% lower primarily as a result of protection from floor prices in the market-related contracts delivered into.

Total cost of sales (including D&A) increased by 16% ($243 million compared to $210 million in 2019) as a result of a 25% increase in sales volume partially offset by a unit cost of sales that was 6% lower than the same period last year. Unit cost of sales is lower than in the first quarter of 2019 due to the lower cost of purchased material.

The net effect was an $8 million increase in gross profit for the quarter.

Equity earnings from investee, JV Inkai, were $14 million in the first quarter compared to $12 million in same period last year.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS
	ENDED MARCH 31
($CDN/LB)	2020	2019	CHANGE
Produced
Cash cost	17.05	14.43	18%
Non-cash cost	15.07	15.89	(5)%

Total production cost [1]	32.12	30.32	6%

Quantity produced (million lbs)[1]	2.1	2.4	(13)%

Purchased
Cash cost[1]	32.72	37.03	(12)%

Quantity purchased (million lbs)[1]	4.6	7.2	(36)%

Totals
Produced and purchased costs	32.53	35.35	(8)%

Quantities produced and purchased (million lbs)	6.7	9.6	(30)%

[1]

Due to equity accounting, our share of production is shown as a purchase at the time of delivery. JV Inkai purchases will fluctuate during the quarters and timing of purchases will not match production. In the first quarter we purchased 615,000 pounds at a purchase price per pound of $30.73 ($23.34 (US)).

22    CAMECO CORPORATION

The average cash cost of production this quarter was 18% higher than the comparable period in 2019. While McArthur River and Key Lake are shut down, our annual cash cost of production is expected to reflect the estimated life-of-mine operating cost, between $15 and $16 per pound, of mining and milling our share of Cigar Lake mineral reserves when operating at its licensed annual production rate. Operating costs may fluctuate from quarter to quarter due to variability in annual mine plans.

The benefit of the estimated life-of-mine operating cost for Inkai’s production of between $8 and $9 per pound when operating at its licensed annual production rate, is expected to be reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investee”.

Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. The average cash cost of purchased material in US dollar terms was $24.77 (US) per pound this quarter, compared to $27.77 (US) per pound in the first quarter of 2019. In addition, in the first quarter of 2020, the exchange rate on purchases averaged $1.00 (US) for $1.32 (Cdn), compared to $1.00 (US) for $1.33 (Cdn) in the first quarter of 2019. As a result, the average cash cost of purchased material in Canadian dollar terms decreased by 12% this quarter compared to the same period last year.

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the first quarter of 2020 and 2019.

Cash and total cost per pound reconciliation

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2020	2019
Cost of product sold	201.1	181.2
Add / (subtract)
Royalties	(4.5)	(3.0)
Care and maintenance costs	(26.0)	(28.2)
Other selling costs	(3.9)	(3.0)
Change in inventories	19.6	154.2

Cash operating costs (a)	186.3	301.2
Add / (subtract)
Depreciation and amortization	42.2	28.9
Care and maintenance costs	(10.8)	(11.1)
Change in inventories	0.3	20.4

Total operating costs (b)	218.0	339.4

Uranium produced & purchased (million lbs) (c)	6.7	9.6

Cash costs per pound (a ÷ c)	27.81	31.38
Total costs per pound (b ÷ c)	32.53	35.35

2020 FIRST QUARTER REPORT    23

Fuel services

(includes results for UF6, UO2, UO3 and fuel fabrication)

				THREE MONTHS
				ENDED MARCH 31
HIGHLIGHTS				2020	2019	CHANGE
Production volume (million kgU)				3.7	3.8	(3)%
Sales volume (million kgU)				3.1	3.0	3%
Average realized price	($	Cdn/kgU	)	29.91	27.26	10%
Average unit cost of sales (including D&A)	($	Cdn/kgU	)	20.47	20.55	—
Revenue ($ millions)				94	83	13%
Gross profit ($ millions)				30	20	50%
Gross profit (%)				32	24	33%

FIRST QUARTER

Total revenue for the first quarter of 2020 increased to $94 million from $83 million for the same period last year. This was primarily due to a 3% increase in sales volumes and a 10% increase in average realized price compared to 2019. Average realized price increased mainly due to an increase in the selling price for UF6 as a result of market conditions.

The total cost of products and services sold (including D&A) increased 3% ($64 million compared to $62 million in 2019) due to the 3% increase in sales volume.

The net effect was a $10 million increase in gross profit.

Our operations

Uranium – production overview

As in 2019, Cigar Lake was our only operating mine in the first quarter. Production from Cigar Lake this quarter was 13% lower than the first quarter of 2019, due to normal quarterly variations in annual mining plans. Production at Cigar Lake has been suspended for an indeterminate period due to the threat posed by COVID-19 to our workforce, see page 25.

We continue to evaluate the optimal mix of production, inventory and purchases in order to retain the flexibility to deliver long-term value.

Given the evolving nature of the COVID-19 situation and the number of moving pieces, on April 13, 2020, we withdrew our 2020 production outlook. We do not expect to resume providing a production outlook until we have a sufficient basis to do so.

URANIUM PRODUCTION

	THREE MONTHS
	ENDED MARCH 31
OUR SHARE (MILLION LBS)	2020	2019	CHANGE
Cigar Lake	2.1	2.4	(13)%

Total	2.1	2.4	(13)%

Uranium 2020 Q1 updates

PRODUCTION UPDATE

McArthur River/Key Lake

There was no production in the first quarter as a result of the planned production suspension that began in February 2018 and continues for an indeterminate duration due to continued weakness in the uranium market. The operation remains in a safe state of care and maintenance. A restart decision is a commercial decision that will be based on our ability to commit the production from this operation under acceptable long-term contracts.

Our share of the cash and non-cash costs to maintain both operations during the suspension is expected to range between $8 million and $10 million per month.

24    CAMECO CORPORATION

Cigar Lake

Total production from Cigar Lake was 13% lower in the first quarter compared to the same period last year.

On April 13, 2020, in conjunction with Orano, we announced an extension of the suspension of production at Cigar Lake for an indeterminate period. With the impact of COVID-19 continuing to escalate, we determined that the Cigar Lake workforce will need to remain at its current reduced level for a longer than the four-week period announced on March 23, 2020.

The precautions and restrictions put in place by the federal and provincial governments, the increasing significant concern among leaders in the remote isolated communities of northern Saskatchewan, and the challenges of maintaining the recommended physical distancing at fly-in/fly-out sites with a full workforce, were critical factors we considered in reaching this decision. The operation is in a safe state of care and maintenance.

Orano has also extended the suspension of production at its McClean Lake mill.

Our share of the cash and non-cash costs to maintain Cigar Lake during the suspension, and our contribution to the care and maintenance costs at McClean Lake are expected to range between $7 million and $9 million per month.

Inkai

Production on a 100% basis was 1.8 million pounds for the quarter compared to 2 million pounds in the same period last year.

On April 7, 2020, Kazatomprom announced a reduction to operational activities across all uranium mines in Kazakhstan for an expected period of three months due to the risks posed by COVID-19. It indicated that its decision will result in a lower level of wellfield development activity and, as a result, an estimated reduction of up to 17.5% in total planned uranium production in Kazakhstan for 2020. Based on an adjustment to the 2016 JV Inkai restructuring agreement, we are entitled to purchase 59.4% of the operation’s planned production in 2020 and 2021.

However, consistent with our decision to withdraw our 2020 outlook, we will not be providing outlook for our expected purchases of Inkai’s 2020 planned production until we have a sufficient basis to do so.

Due to equity accounting, our share of production is shown as a purchase at a discount to the spot price and included in inventory at this value at the time of delivery. Our share of the profits earned by JV Inkai on the sale of its production is included in “share of earnings from equity-accounted investee” on our consolidated statement of earnings.

TIER-TWO CURTAILED OPERATIONS

US ISR Operations

As a result of our 2016 curtailment decision, commercial production has ceased. As long as production is suspended, we expect ongoing cash and non-cash care and maintenance costs to range between $14 million (US) and $16 million (US) for 2020.

Rabbit Lake

Rabbit Lake continues in a safe state of care and maintenance. As a result, there was no production in the first quarter of 2020. While in standby, we continue to evaluate our options at Rabbit Lake in order to minimize care and maintenance costs. We expect ongoing care and maintenance costs to range between $30 million and $35 million annually.

Fuel services 2020 Q1 updates

PORT HOPE CONVERSION SERVICES

CAMECO FUEL MANUFACTURING INC. (CFM)

Production update

Fuel services produced 3.7 million kgU in the first quarter, 3% lower than the same period last year due to the timing of scheduled production.

On April 8, 2020, due to the increasing challenges of maintaining an adequate workforce as a result of COVID-19 screening protocols put in place to align with the directives and guidance of government and public health authorities, we announced our plans to temporarily shutdown our UF6 conversion plant for approximately four weeks. The UF6 plant is a complex operation, designed to run as a continuous process without interruptions in production.

2020 FIRST QUARTER REPORT    25

Since the majority of the UO3 produced at the Blind River Refinery is used to produce UF6 at the conversion plant, we also announced the temporary suspension of production at the refinery. Where possible, we plan to advance the summer maintenance work scheduled at both facilities.

Both plants are now in a safe state of care and maintenance.

In addition, consistent with actions taken by the Ontario government to limit all non-essential construction activity, work on VIM was suspended.

UO2 production at the conversion facility, as well as fuel pellet and fuel bundle production at CFM will continue. The UO2 and CFM facilities are important links in the supply chain for Canada’s nuclear energy sector and these plants are designed and operated to shut down and start up every week. Although they may experience workforce fluctuations as a result of the ongoing circumstances, they are better able to adapt quickly to changes in staffing levels and more frequent starts and stops in production if required.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE • Greg Murdock, general manager, McArthur River/Key Lake, Cameco CIGAR LAKE • Lloyd Rowson, general manager, Cigar Lake, Cameco	INKAI • Scott Bishop, director, technical services, Cameco

Additional information

Critical accounting estimates

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

Controls and procedures

As of March 31, 2020, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of March 31, 2020, the CEO and CFO concluded that:

•

the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

26    CAMECO CORPORATION